

December 20, 2013

Via E-mail
Dr. Larry Hsu
Chief Executive Officer and President
Impax Laboratories, Inc.
30831 Huntwood Avenue
Hayward, CA 94544

> **Re: Impax Laboratories, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 26, 2013**
> **Form 10-Q for the Quarterly Period Ended September 30, 2013**
> **Filed November 5, 2013**
> **File No. 1-34263**

Dear Dr. Hsu:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may have additional comments and/or request that you amend your filinsg.

Form 10-K for the Fiscal Year Ended December 31, 2012
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 60

1. Please provide us proposed disclosure to be included in future periodic reports explaining the changes in your product sales period over period that clearly delineates and quantifies the changes related to new product launches and price versus volume changes for existing products. Please see Item 303(a)(3)(iii) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended September 30, 2013
Notes to Interim Consolidated Financial Statements
6. Inventory, page F-22

2. In the paragraph below the table on page 16, you disclose the write-offs of $5.0 million in pre-launch inventory for your branded product, RYTARY, and $6.4 million for pre-launch inventory of a product manufactured for another third-party pharmaceutical company. These write-offs were associated with the receipt of the Complete Response Letter for RYTARY and the Hayward, California manufacturing facility warning letter for the other product. Please address the following comments:

- Please tell us why it was appropriate to capitalize inventory for your branded product, RYTARY, prior to regulatory approval for marketing. Separately reference the authoritative literature you relied upon to support your capitalization. In your response tell us when you capitalized these costs and confirm that the entire $5.0 million written-off in the first quarter of 2013 represents all such costs incurred. If not, please tell us how much of the remaining $6.6 million of capitalized pre-launch inventory at September 30, 2013 relates to RYTARY and why you believe this amount is realizable.
- If the $6.6 million of capitalized pre-launch inventory at September 30, 2013 relates to other generic products, please tell us why a reserve for these amounts is not warranted given the FDA warning letter received related to your Hayward, California manufacturing facility.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact James Peklenk, Staff Accountant, at (202) 551-3661 or Mark Brunhofer, Review Accountant, at (202) 551-3638 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant